Linkers Industries Limited

September 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn: Erin Donahue / Geoffrey Kruczek

Re:	Linkers Industries Limited
Registration Statement on Form F-1, as amended
Initially Filed on May 28, 2024
File No.: 333-279752

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, R.F. Lafferty & Co., Inc., as the representative of the several underwriters, hereby join in the request by Linkers Industries Limited that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have distributed to each underwriter and dealer who is reasonably anticipated to participate in the distribution of the security to be offered a sufficient number of copies of the preliminary prospectus dated August 19, 2024 as it appears to be reasonable to secure their adequate distribution.

We, the undersigned, as representative of the several underwriters, confirm that we have complied and will continue to comply with, and we have been informed or will be informed by the participating underwriters and dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ John Heidenreich
Name:	John Heidenreich
Title:	Head of Equity Capital Markets